Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Airgility, Inc.
5145 Campus Drive, Suite 1132
College Park, MD 20742
www.airgility.co

Up to $1,069,999.59 in Common Stock at $1.09
Minimum Target Amount: $9,999.66

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Airgility, Inc.
Address: 5145 Campus Drive, Suite 1132, College Park, MD 20742
State of Incorporation: DE
Date Incorporated: March 23, 2017

Terms:

Equity

Offering Minimum: $9,999.66 | 9,174 shares of Common Stock
Offering Maximum: $1,069,999.59 | 981,651 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.09
Minimum Investment Amount (per investor): $248.52

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between

May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Company Perks*</u>

ll Investor Owners Club

Invitation to our New Product Launch parties

Private owners group

Early Bird

First 72 hours - Friends and Family Early Birds | 15% bonus shares

Next 72 hours - Early Bird Bonus | 10% bonus shares

Next 7 days - Early Adopters Bonus | 5% bonus shares

Volume

$500+ | Custom Owners Airgility T-Shirt

$1,000 |Custom Owners Airgility flight jacket

$2,500+ | Owners miniature replica of a DS1 Drone

$5,000+ | VIP Access to product launches where you can pilot the drone + 5% bonus shares

$10,000+ |Be The Bad Guy Experience -- help train the AI by being the bad guy for drone video and dataset testing + 10% bonus shares

$25,000+ |One DS1 Drone for personal use + 15% bonus shares

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Airgility, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.09/ share, you will receive and own 110 shares for $109. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

You've probably seen a drone, also known as unmanned aerial systems or UAS. Very popular with hobbyists but they have come a long way and are becoming a valuable enterprise technology- and an emerging trend is set to increase that value and expand their use. New software is able to automate both drone navigation and the analysis of the data drones capture. This is making more practical a host of drone applications: monitoring construction, agricultural crops, goods and materials inventories, traffic, and crowds; infrastructure inspection; catastrophe response; search and rescue; and perimeter security. Ultimately, we are now seeing enterprises moving beyond simply employing drones where convenient and integrating drone data into their information systems and revamping workflows to take full advantage of the greater insights and efficiencies that drones can provide, and we are seeing many other applications also emerge as the ROI and insights become more apparent.

Our Company

Airgility is a company that specializes in producing 3D printed and AI-powered aerial drones/robots that can be customized for multi-use to serve the government and the commercial sector. The uses include public safety, security and defense.

Our Product

Our drones can operate in both an indoor and outdoor environment autonomously and in self-directed flights.

Powered by our proprietary operating system, the drones/aerial robots can operate independently in complex environments, leveraging artificial intelligence and machine learning to determine what they should do, when they should do it and how they should complete the task.

We are also creating drone platforms that do not rely on human control or GPS information. Our unique technology is built upon the fusion of multiple redundant sensors, mapping for obstacle avoidance, and autonomous flight planning.

Business Model

Our main line of business is the sale our drones and all related software to the government and commercial sectors. This include sales through the financing of hardware (drones/robots), licensing the software (platform and AI), and providing after sales training and maintenance.

Competitors and Industry

We are in the government and enterprise drone industry. We currently do not sell or operate in the consumer sector.

The main players and our competitors include Exyn (https://www.exyn.com/), Shielf AI (https://www.shield.ai/) and flyability.

Compared to these companies, we are in the very early stage but our product differentiates itself because it flies in GPS independent environments and harnesses the

power of neural networks to accelerate machine learning. In addition, our drones are made out of inexpensive 3D printed materials. We believe that our UAVs, are the most versatile, maneuverable and agile on the market.

Current Stage and Roadmap

Current Development

We are in the product launch stage for our first drone, the DS-1. We have functional prototypes of the DS-1 and have conducted multiple testings and demonstrations.

Currently, we are capable of producing small quantities of the DS-1 at our in-house facility and we have engaged a large manufacturer for mass production when we reach that stage.

In additon to the physical drone, we have 2 specific sets of software that can be used with the DS-1 and any can be implemented on other types of aerial & ground drones.

Our first software package controls computer vision, which enables the drone to navigate without GPS and uses sensor fusion to prevent collision. This software is developed and is in the final stages of enhancement.

Our second software package relates to higher learning/edge processing, which enables the drone to process real time information and data and transfer that information to the operator. This software is developed, and can be customized as per the client's specifications.

Roadmap

Our roadmap for this year starts with launching our DS-1 drone in the early fall of 2020 and continuing to enhance our hardware and software for public safety operations, then inspections. Our other products in development, the HS-1 and MS-1, will each undergo its own testing and development phases.

We plan to finalize the collision avoidance sensor fusion, and flight testing for specific public safety uses. These use cases specifically include the ability to clean indoor areas and search and rescue.

We will continue to grow our government work after being awarded an Air Force AFWERX Phase I SBIR contract to test and develop our drones and customize software for specific air force use. We have plans to conduct demonstrations for internal air force customers to secure large contracts. In Q4 of 2020, we plan to complete a National Science Foundation ("NSF") Phase II application to apply for an additional source of funding, although we cannot guarantee that we will receive any funding from the NSF.

We currently have a non-binding term sheet to merge with a network of leading aerospace companies. Additionally, we have signed an MOU with REMUV LLC, leaders in UV cleaning, to conduct cleaning in indoor spaces with the DS-1. We estimate the timeline for the above ventures to be finalized around summer 2020, although we can provide no assurance that either of these preliminary arrangements will lead to definitive agreements.

The Team

Officers and Directors

Name: Pramod Raheja

Pramod Raheja's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 23, 2017 - Present
  Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of Airgility. This includes responsibility for all components and departments of Airgility and specifically a current focus on all business development, fundraising, sales and overall P&L responsibility. His salary is currently $96K/year.

Other business experience in the past three years:

- **Employer:** United Airlines
  Title: Captain
  Dates of Service: January 20, 1997 - Present

Responsibilities: Flight Officer

Other business experience in the past three years:

- **Employer:** Entrepreneurs' Organization Washington, DC
  Title: President
  Dates of Service: July 01, 2018 - June 30, 2019
  Responsibilities: President of the local Washington, DC Chapter

Other business experience in the past three years:

- **Employer:** mystaffNOW
  Title: CEO
  Dates of Service: January 11, 2012 - December 31, 2017
  Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of mystaffNOW. This included responsibility for all components and departments of a business.

Name: Evandro Valente

Evandro Valente's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: March 23, 2017 - Present
  Responsibilities: Connecting validated customer needs with Airgility's core technologies and focus areas and leads our product roadmap and innovation portfolio. His salary is $96K/year.

Other business experience in the past three years:

- **Employer:** University of Maryland
  Title: Professional Track Lecturer
  Dates of Service: August 01, 2006 - January 31, 2019
  Responsibilities: Taught Engineering coursework and managed of all the laboratory spaces, assembly areas, and principle source of didactic material related to all hands-on activities and demonstrations provided in the course. Also headed procurement efforts for all furniture, tools, and materials used by the program. Instituted processes and procedures for faculty, teaching fellows, and students alike to follow as an integral part of successful in-lab usage of program resources.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "Airgility," "we," "us," "our," or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the COMMON STOCK that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the drone industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that we may never have an operational drone product or that the product may never be result in any sales. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our DS-1. Delays or cost overruns in the development of our DS-1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The shares of COMMON STOCK that an investor is buying have voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Airgility was formed on March 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Airgility has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think that the DS-1 is a good idea, that the team will be able to successfully market and sell the product or service, that we can price our products right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company's owns four trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is dependent on the outside government regulation such as the FAA (the Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change. In addition, as the use of drones is becoming more prevalent, we expect that governments around the world may develop new regulatory schemes relating to the use and sale of drones for both military and civilian use. Compliance with all of these requirements, whether in the US or abroad, may delay, or prohibit, commercialization of one or more of our products, thereby adversely affecting our business and financial condition and your investment in us.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Affiliates of the Company, including officers, directors and existing stockholders of the Company, may invest in this offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if

the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and the Company, and its prospects to receive investments of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this offering.

We are reliant on one main type of product
All of our current products are variants on one type of product, drones and a platform to integrate and control drones. Our revenues are, therefore, dependent upon the market for these drones.

Our products incorporate software that is highly technical and complex.
Software included in our technology has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in this software code may only be discovered after our products have been released. Any errors, bugs, or vulnerabilities discovered in our code after product release could result in damage to our reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

After the completion of this offering, we do not expect to declare any dividends in the foreseeable future.
After the completion of this offering, we do not anticipate declaring any distributions to holders of our COMMON STOCK in the foreseeable future. Consequently, investors may need to rely on sales of their COMMON STOCK after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking distributions should not purchase our COMMON STOCK.

Our new products could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

If we are unable to keep up with rapid technological changes, our products may become obsolete.
The market for our technologies is characterized by significant and rapid change. Although we will continue to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products less attractive or even obsolete.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies
We do not have the internal infrastructure necessary, and are not required, to

complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Any disruption in our information systems could disrupt our future operations and would be adverse to our business and results of operations.

We will depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

If we are unable to develop and maintain our brand and reputation for our product offerings, our business and prospects could be materially harmed.

Our business and prospects will depend, in part, on developing and then maintaining and strengthening our brand and reputation in the markets we expect to serve. If problems with our technologies cause end future users to experience operational disruption or failure or delays in the delivery of their products and services to their customers, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

The Company could be vulnerable to hackers and cyber-attacks.

With our autonomous drone system products and our computer based information systems, we may be vulnerable to hackers who may access the data of our investors and the companies that might utilize our drone system products. Further, any significant disruption in service on our computer systems or in any of our drone system platforms could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our drone systems. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our in-house systems or product platforms could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pramod Raheja	3,600,000	Common Stock	35.898
Evandro Valente	5,663,491	Common Stock	56.475

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Subordinated Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 981,651 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 11,028,363 outstanding.

Voting Rights

one vote per share

Material Rights

None.

The Company has a total of 10,028,363 shares of its Common Stock outstanding. An additional 1,000,000 shares of Common Stock have been reserved for issuance under the Company's 2020 Equity Incentive Plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

No series or class of Preferred Stock has been issued or designated. The Board of Directors may fix and adopt a distinctive designation or title, and determine the terms, including voting rights, if any, for one or more classes or series of Preferred Stock from time to time.

Convertible Subordinated Note

The security will convert into Equity security and the terms of the Convertible Subordinated Note are outlined below:

Amount outstanding: $150,000.00
Maturity Date: April 11, 2023
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: None
Conversion Trigger: 500K+ Financing Round, Acquisition, or Sale of Company

Material Rights

Upon any of the conversion triggers, the Convertible Note holder has the option to either (i) convert outstanding principal and unpaid & accrued interest into the same security at the same price and on the same terms and conditions as the subsequent (i.e. 500K+) financing round or (ii) accelerate the maturity and payment in full of the Convertible Note. The Convertible Note is subordinated to all "Senior Indebtedness" of the Company, as that term is defined in the Convertible Note.

What it means to be a minority holder

As a minority stockholder of Airgility, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: pre-seed product development
  Date: April 11, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $0.00
Number of Securities Sold: 9,000,000
Use of proceeds: No money was raised, the shares were issued to initial management team at the start of the company
Date: March 23, 2017
Offering exemption relied upon: Section 4(a(2) of the Securities Act of 1933

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 729,518
  Use of proceeds: No money was raised, the shares were issued to advisors who joined the company in 2018 and to the University of Maryland and Evandro Valente in consideration of a technology licensing agreement with the Company.
  Date: February 01, 2018
  Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 298,845
  Use of proceeds: No money was raised, the shares were issued to advisors who joined the company in 2020.
  Date: March 03, 2020
  Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Airgility began in 2017 as a new company and every year since has increased our revenues. Revenue for fiscal year 2018 was $50K and for 2019 was $174K.

Revenues have increased year over year based on increasing contracts for our early stage innovative products. In 2018, we were awarded a $50K contract from the Department of Homeland Security. Based on the success of that initial phase contract we were then awarded $100K from the Department of Homeland Security in 2019. Other sources of revenue in 2019 included several commercial systems integrator clients.

Expenses have grown in line with revenue and plans for growth. Airgility has received grants from the Maryland Industrial Partnership in the amount of $150K in cash and in-kind awards that have helped cover the shortfall in revenue. In addition, we are in close proximity to the University of Maryland and, because of our close relationships within the University, we have been able to draw a variety of talent from the University's students and hence have been able to maintain a relatively low payroll. As we grow into a product company, however, we expect our payroll expenses to increase.

Historical results and cash flows:

For the past two years, we have been working with the Department of Homeland Security, and we are slowly expanding our government sales pipeline by engaging with the National Science Foundation and the Air Force. We expect that results and cash flows will result in much higher revenues for 2020 as our first product DS-1 will launch and as our conduct more demonstrations for government and enterprise customers. We cannot guarantee, however, that we will be successful in achieving higher revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of [DATE] 2020, the company had $110,000 in cash on hand and $165,000 in receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds received from this StartEngine Regulation CF offering will be critical for our working capital needs.

In addition to the funds we expect to receive from this campaign we have:

a commitment of $300K from the Maryland Momentum Fund that will be contributed as matching funds with this raise; and

a grant of $49,819 that we recently received from the state of Maryland to help us continue operations during the Covid-19 crisis.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, we have built a great engineering team that is crucial to our product development and funds raised from the campaign will allow us to complete product development, accelerate into the market and continue to innovate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum of $10K then we will definitely need to seek funding elsewhere as this amount only covers a fraction of our projected monthly burn of $50,000 - $60,000 required for us to roll out our first product and scale and service our pipeline. The company will still continue to operate as we expect revenue from current invoices due through August 2020.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum of $1,070,000, we expect that with our current team in place and without any other revenue, we will be able to operate for 12-15 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have a commitment for $300K from the Maryland Momentum Fund that will be contributed as matching funds with this raise.

In the 2nd or 3rd quarter of 2021, we plan to engage in a larger capital raise to support our growth. Tentatively, we will be looking to raise approximately $5 million to support global expansion of our technology & products commercially. There can be no assurances, however, that we will be able to raise these funds on acceptable terms, if at all.

Indebtedness

- **Creditor:** TEDCO
  Amount Owed: $150,000.00
  Interest Rate: 8.0%
  Maturity Date: April 11, 2023
  The loan holder also has the option to convert the principal and all unpaid and

accrued interest into equity of the company upon certain conversion triggers, as discussed above.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,020,915.67

Valuation Details:

We arrived at this valuation by using two methods.

First, we reviewed similar drone companies that conducted an offering on StartEngine. Specifically, Parallel Flight Technologies and xCraft. We examined the grants each company received, their product stage, existing software, customer contracts and valuation. Parallel Flight had a ~$8M vaulation while xCraft had a ~$18M valuation. After comparing our government grants, developed protytope, and unique software, we determined to set a valuation slightly below the average of both companies, at ~$12M.

Second, we applied the risk-factor summation method internally which examined the stage of our business, risks involving management, regulatory, manufacturing, sales, funding, competition. technology, litigation, international, reputation and potential for exit. We rated each category on a scale of -2 to 2 and equated each category to an approximate monetary value based on our own research and knowledge.

Please note that the company has set its own current valuation without a formal-third party independent appraisal.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.66 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Service*
  96.5%
  StartEngine Premium Service

If we raise the over allotment amount of $1,069,999.59, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Research & Development*
  17.0%
  R&D includes all materials purchased to develop test and build prototypes

- *Payroll*
  67.0%
  payroll for 6 full time team includes CEO, CTO, and four engineers.

- *Legal*
  2.0%
  IP Legal

- *Operations*
  10.5%
  operations including facilities, accounting, legal and human resources

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.airgility.co (www.airgility.co/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/airgility

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Airgility, Inc.

[See attached]

AIRGILITY, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 10, 2020

To: Board of Directors, Airgility, Inc.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of Airgility, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, owners' equity or deficit, and cash flows for calendar years ended December 31, 2019 and 2018, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

AIRGILITY, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	3,393	$	48,206
Accounts receivable		35,000		25,000
Total current assets		38,393		73,206
Long-lived assets		0		0
Total Assets	$	38,393	$	73,206
LIABILITIES AND SHAREHOLDERS' CAPITAL				
Current Liabilities				
Accounts payable	$	742	$	0
Other current liabilities		24,246		9,183
Total current liabilities		24,988		9,183
Convertible note		150,000		112,500
Total Liabilities		174,988		121,683
SHAREHOLDERS' CAPITAL				
Common Stock (9,729,518 and 9,729,518 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		54		54
Retained Deficit		(136,649)		(48,531)
Total Shareholders' Capital		(136,595)		(48,477)
Total Liabilities and Shareholders' Capital	$	38,393	$	73,206

AIRGILITY, INC.
STATEMENT OF OPERATIONS
For calendar year periods ended 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenue	$ 173,445	$ 50,000
Cost of Goods and Services	134,788	53,634
Gross Profit	38,657	(3,634)
Operating expenses		
General and administrative	117,066	23,528
Research and Development	584	13,497
Total operating expenses	(117,650)	(36,845)
Net Operating Income (Loss)	(78,993)	(40,479)
Interest expense	9,125	3,183
Net Income (Loss)	$ (88,118)	$ (43,842)

AIRGILITY, INC.

STATEMENT OF SHAREHOLDERS' CAPITAL

For calendar year periods ended 2019 and 2018

See accompanying Independent Review Report and Notes to the Financial Statements

(Unaudited)

	Common Stock		Retained Deficit		Total Shareholders' Capital	
	(Shares)	($)				
Balance as of January 1, 2018	9,000,000	$ 54	$	(4,689)	$	(4,635)
Share issuances	729,518	0				0
Net Income (Loss)				(43,842)		(43,842)
Balance as of December 31, 2018	9,729,518	54		(48,531)		(48,477)
Net Income (Loss)				(88,118)		(88,118)
Balance as of December 31, 2019	9,729,518	$ 54	$	(136,649)	$	(136,595)

AIRGILITY, INC.
STATEMENT OF CASH FLOWS
For calendar year periods ended 2019 and 2018
See accompanying Independent Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (88,118)	$ (43,842)
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(10,000)	(25,000)
Increase (Decrease) in accounts payable	742	0
Increase (Decrease) in other current liabilities	15,063	4,548
Net cash used in operating activities	**(82,313)**	**(64,294)**
Investing Activities		
Cash invested in licensed technology	0	0
Net cash used in investing activities	**0**	**0**
Financing Activities		
Proceeds of issuance of convertible note	37,500	112,500
Net change in cash from financing activities	**37,500**	**112,500**
Net change in cash and cash equivalents	**(44,813)**	**48,206**
Cash and cash equivalents at beginning of period	48,206	0
Cash and cash equivalents at end of period	$ 3,393	$ 48,206

AIRGILITY, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Airgility, Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed in Delaware on March 23, 2017. The Company provides drone technology and hardware to customers for specialized purposes.

Since Inception, the Company has relied on investments and convertible borrowings to fund its operations. As of December 31, 2019, the Company had incurred losses and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term. Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with Wells Fargo, a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $3,393 and $48,206 of cash on hand, respectively.

Long-Term Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years depending on the type of equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had $0 and $0, respectively, of long-lived assets.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, interest and penalties, and disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

No material tax provision exists for the Company has it has run net operating losses since inception and any deferred tax assets created are not likely to be utilized at this time.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. For years ending December 31, 2019 and 2018 the Company recognized $1,500 and $0 in revenue respectively. The Company has collected some customer deposits but will not record such receipts as revenue until the delivery of goods and services have been completed.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 and 2018 the company had $35,000 and $25,000 in accounts receivable, respectively.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No reserve exists at this time.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LIABILITIES

In April 11, 2018, the Company secured lending from the Maryland Technology Development Corporation for a principal amount of up to $150,000. The note bears an interest rate of eight (8) percent per year and is payable in 5 years. In the event that, before the maturity of the note, the Company engages in (1) a securities offering of $500,000 or more, (2) a change of control of the Company, or (3) the sale of a substantial portion of the Company's assets, then the lender may at its sole discretion convert the face value and any accrued, unpaid interest into shares of the Company at the same price as the financing event or be fully repaid.

NOTE 4 – INCOME TAX PROVISION

The Company will file its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – SHAREHOLDERS' CAPITAL

The Company maintains a single class of par value of $0.00001 common stock of which 9,729,518 shares have been issued and are outstanding on each of December 31, 2019 and 2018.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in the past few years but has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Additional Equity Grants to Advisors
In 2020, the Company granted an additional 298,845 shares of common stock to advisors and other strategic vendors.

Equity Crowdfunding
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in securities in an offering exempt from registration under Regulation CF. The US Securities and Exchange Commission has discussed the possibility to raise the limit that the Company could raise during the Crowdfunded Offering to up to $5,000,000. The exact amount of the offering is not yet known at this time.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary).

Management's Evaluation

Management has evaluated subsequent events through April 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Airgility, Inc.

Autonomous vehicles with endless possibilities





Website · College Park, MD · TECHNOLOGY

Airgility is a company dedicated to making a big social impact by creating unparalleled aerial unmanned systems that can fly anywhere, including areas where there is limited or no GPS access and in confined areas. These capabilities allow Airgility to conduct the most important missions which include search & rescue, protecting our borders, delivering medical supplies to remote areas and many more important missions. Our drones utilize artificial intelligence and machine learning so they can perceive their surroundings, which enables them to map areas, track objects and provide analytical feedback in real-time.

$0.00 raised

0 Investors	91 Days Left
$1.09 Price per Share	$12M Valuation
Equity Offering Type	$248.52 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Patent protected drones made in the USA, designed to save lives in areas where GPS navigation is inaccessible
- Five successful field deployments with the Department of Homeland Security focused on search & rescue in the last two years
- Featured in the news and listed among the "Top Ten Regional Companies on the

2019 Greater Washington i-list", an award for the most innovative companies in the region

"Whether delivering medical supplies, conducting search and rescue, or protecting our borders, Airgility provides the best-in-class aerial systems."

THE PROBLEM

Most drones today are limited by computational capacity and require... humans

Robots have the capability to save lives either by removing people from danger or preventing people being sent into dangerous situations. But artificial intelligence is under-used due to limited computational power. Robots that require cloud connectivity are useless in many natural disaster locations where opposing forces such as weather conditions, thick walls, and tunnels directly interfere with the connection to remotely operate the vehicle.



THE SOLUTION

Self-contained robots with autonomous

technology to save lives

Airgility builds **AI-powered aerial robots for public safety, security & defense, and the commercial sector** capable of both outdoor and indoor autonomous, self-directed flight. Powered by Airgility's **proprietary operating system**, aerial robots can operate independently in complex environments, leveraging artificial intelligence and machine learning to determine what they should do, when they should do it, and how they should complete the task. Airgility is creating drone platforms that do not rely on human control or GPS information. Airgility's unique technology is built upon the fusion of multiple redundant sensors, mapping for obstacle avoidance, and autonomous flight.



Autonomous and Efficient

Our unique algorithm allows for ultimate efficiency, employing autonomous functionality when necessary for effective prioritization of tasks in emergency situations. Airgility's drones provide information in real-time, improving decision-making in the critical moments of a disaster.

Airgility's drones provide information in real-time, improving decision-making in the critical moments of a disaster.



Modular Design

Our drones are built with modular components, allowing for simple on-site repair in the event of a crash or component failure.



Maximum Maneuverability (VTOL)

We maximize aerodynamic agility through our Vertical Takeoff and Landing (VTOL) hybrid. In emergency situations, our drones have the ability to fly fast and far, converting power to get where they are needed quickly and navigate tight spaces once they arrive.

Stable Rest Position

Resting position unhindered by uneven terrain



OUR TRACTION

Preorders from the Department of

Preorders from the Department of Homeland Security and picking up speed

After being selected as part of the Department of Homeland Security's prestigious "Smart Cities Program," **Airgility has received preorders from the Department of Homeland Security.** Airgility was awarded a National Science Foundation (NSF) grant, and we are graduates of the NSF i-corps program. We have **one patent issued and two patents pending.**



Airgility was selected as one of 10 startups to participate in the U.S. Air Force Lab with MassChallenge, a 2 year pilot project to accelerate technological development. Our drones have been featured on news stations such as WUSA9, as well as listed among the "top ten regional companies on 2019 Greater Washington i-List", by the Northern Virginia Chamber of Commerce.

And some great press!






WUSA9
Reporter Jess Arnold visits Airgility
- Interview & In-flight Collision Avoidance Demo -
airgility

THE MARKET

The commercial drone industry is taking off

The commercial drone industry has taken off since 2016 when the Federal Aviation Administration (FAA) implemented regulations for unmanned aircrafts. Unmanned aircraft have the potential to create the greatest business value in the construction, mining, and agriculture industries.


Drone Market
airgility
$100 BN
e2016-2020

source: goldmansachs


$13BN
e2016-2020
$17BN
e2016-2020
$70BN
e2016-2020
Commercial/ Civil
Consumer
Military

source: goldmansachs

WHAT WE DO

Changing the way we respond in the face of disaster

Airgility creates efficient, self-contained robots with systems that achieve speed in decision-making using machine learning (ML) on-demand and fast tracking algorithms. Our robots use a proprietary blend of ML and non-ML algorithms to identify, prioritize, and track items, people, and actions of interest so that navigation and mission-specific decisions can be made within the context of the environment. This gives them the ability to perform a multitude of tasks from delivering medical supplies, to conducting search and rescue operations, to protecting our borders.





Airgility is developing a hybrid VTOL platform that offers broad operational impact and logistics. Our DS-1 model can autonomously explore dangerous environments to find signs of life or to search out and track targets of interest. Video, 3D mapping, and sensor fusion are used to navigate indoors and in environments where GPS is intermittent or unavailable. The DS-1 allows for AI/neural 3D imaging, navigation, and machine reasoning in environments where GPS is unreliable.



HS-1

Delivery & Communication



MS-1

Recon & Air-to-Air Counter Drone



DS-1

Inspection & First Response

The photos of MS-1 and HS-1 are based on prototypes, actual products are still in development.

Coming Soon: DS-1 drone to help the fight against COVID-19



UVC light to disinfect and combat COVID-19

Airgility has been engaged by ReMUV LLC through an MOU to develop a robotic solution to **combat COVID-19 using our DS-1 drone, outfitted with UVC light technology** to disinfect indoor and outdoor spaces. Imagine places that can be disinfected *chemical-free* before big conferences, sporting events, concerts, etc. We expect to launch these drones in late Summer/early Fall 2020.

THE BUSINESS MODEL

Versatile products and established relationships

We are in the product launch stage for our first drone, the DS-1 after creating functional prototypes and conducting multiple testings and demonstrations. Our revenue will come from selling the DS-1 and the software platform for specific use cases such as the first responders/public safety market, inspection (industrial/internal) and insurance.



Hover Mode with altitude & position hold with positive or negative angle of attack



Airplane Flight mode with altitude & position hold with positive or negative angle of attack



We plan to sell our DS-1 drones for between $5K and $10K and cost us approximately $1K to build. Our sales are done through direct to business and direct to government. We are exploring subprime relationships with large government contractors and plan to establish reseller/distribution relationships (with some already in place).

The MS-1 and HS-1 are currently under development. The MS- has been supported by $150K in grants to us from the Maryland Industrial Partnership, and the HS-1 has received $300K in grants from the Maryland Industrial Partnerships to support its R&D.

HOW WE ARE DIFFERENT

AI-powered autonomy

Airgility defies the limitations of many drones on the market through its enhanced ability to detect objects, humans, spaces, and the relationships between them.

These capabilities allow for wide-reaching applications in a variety of industries, with the potential to surpass the performance of human piloted drones.



Easy to Operate

- Camera based 360 sense & collision avoidance
- Train a new pilot to fly in 30 seconds

Object Detection

- Neural network facial recognition and object detection
- Camera tracking to keep subject in view

Event Detection

- Understanding of relationships between objects
- Alerts on patterns and threat identification

AI Navigation

- Traversal along boundary or detected path
- Identification of entry/exit points

OUR TEAM

Taking flight in the artificial intelligence industry

Our team is not only passionate about aviation but also possesses the skills and creativity necessary to be successful entrepreneurs in the AI industry. With decades of experience in sales, marketing, engineering, and business development, we are positioned to bring this cutting edge technology to the market.



Pramod Raheja

CEO and Co-Founder








Evandro Valente
CTO and Co-Founder



Cutting-edge technology and an insatiable drive to impact the world

AI and unmanned technologies hold the potential to save lives and change the way the world responds in the face of disaster. Edge computing/processing is a challenging problem, but one that can truly change how fast information is acquired and used to make the right decisions.

Fortunately, we are a team that is passionate about solving problems and motivated to make an impact. At Airgility, we have both the AI autonomy customized for the mission AND the platform that can make it happen!





Our Company Launches!

Combining our passion for aerospace and desire to make a great impact, we start Airgility!

We become a TEDCO portfolio company!

We become a portfolio company of the State of Maryland's very selective Early Stage Technology Fund

We move into our new facility!

We move into new office where it's much easier for us to build, integrate, test and scale at the University of Maryland's Fearless Flight Facility!

National Science Foundation (NSF) contract

Airgility is selected by NSF for a very competitive contract for it's AI additive manufacturing focus (3D printed drones)

Selected for inaugural Air Force Labs

Hosted by MassChallenge, Airgility selected to accelerate within Air Force

April 2017   **February 2018**   **October 2018**   **October 2019**   **April 2020**

Summer 2017   **April 2018**   **June 2019**   **March 2020**   **Month Year**

Maryland Industrial Partnership Grant

We received our first grant validating our direction, technology potential, we have received multiple grants since this first one!

DHS Smart Cities Innovation Program

Picked for highly selective and competitive Department of Homeland Security's Innovation Smart Cities Program

Shaken Fury! The largest urban search & rescue exercise ever held in USA!

We were one of only two drone companies selected to participate with DHS and FEMA.

Awarded Air Force AFWERX SBIR contract

Contract awarded for AI based base security solution

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

    

SHOW MORE

Meet Our Team



Darrin Auito
Advisor

Darrin is a registered patent attorney (JD/MBA/MSE) and founding partner at HEA Law, PLLC. He has over 13 years of experience creating and implementing strategies that protect his client's intellectual property assets and business interests throughout the world. He is on the Advisory Board of the Small Business & Entrepreneurship Council (SBEC), an influential voice for entrepreneurship and small business growth in the United States and across the globe. He also participates on the Piranha Tank, a live event that brings together accredited investors seeking deals and entrepreneurs seeking investment.



David Bain
Advisor

David is a serial entrepreneur in the telecom, wireless, and satellite industries. His expertise includes intellectual property (IP) strategy and licensing, building industry coalitions through standards organizations, tech industry M&A, and non-profit advocacy around the safe and sustainable use of new technologies.



Dr. Tim Horiouchi
Advisor

Dr. Horiuchi is an associate professor at the Institute for Systems Research at the University of Maryland. His research interests include bat echolocation; computational neuroscience; learning systems; neuromorphic VLSI design; constrained optimization circuits; mobile robotics; and neural recording and spike-sorting techniques and tools. He leads the efforts for Airgility's unique



Navin Ganeshan
Advisor

Navin is a senior product executive with a two-decades career in bringing innovative and award-winning technology products to market with a strong emphasis on connected devices/IOT and analytics. He currently works with Amazon as a Senior Manager in transportation technology & logistics. Previously he was the Chief Product Officer at Gemini, a cyber security analytics company. He has served as Chief Product Officer at Zubie and Centrifuge Systems. He served in many executive roles at Network Solutions, including Chief of Strategy, Products GM, and head of Enterprise Data Services and BI. He is helping Airgility in consistently bringing their technologies to market.



Our Amazing Team!
Our Engineering &
Robotics Team
We have a great team of complementary skillsets focused on cutting edge technology and product innovation

Offering Summary

Company : Airgility, Inc.

Corporate Address : 5145 Campus Drive, Suite 1132, College Park, MD 20742

Offering Minimum : $9,999.66

Offering Maximum : $1,069,999.59

Offering Maximum : $1,069,999.59

Minimum Investment Amount (per investor) : $248.52

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 9,174

Maximum Number of Shares Offered : 981,651

Price per Share : $1.09

Pre-Money Valuation : $12,020,915.67

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

ll Investor Owners Club

Invitation to our New Product Launch parties

Private owners group

Early Bird

First 72 hours - Friends and Family Early Birds | 15% bonus shares

Next 72 hours - Early Bird Bonus | 10% bonus shares

Next 7 days - Early Adopters Bonus | 5% bonus shares

Volume

$500+ | Custom Owners Airgility T-Shirt

$1,000 |Custom Owners Airgility flight jacket

$2,500+ | Owners miniature replica of a DS1 Drone

$5,000+ | VIP Access to product launches where you can pilot the drone + 5% bonus shares

$10,000+ |Be The Bad Guy Experience -- help train the AI by being the bad guy for drone video and dataset testing + 10% bonus shares

$25,000+ |One DS1 Drone for personal use + 15% bonus shares

All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Airgility, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.09/ share, you will receive and own 110 shares for $109. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Airgility, Inc. to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video #1- 1:17

Graphic: Airgility, one platform...multi-mission

hi my name is Pramod Raheja and I'm

00:07

the CEO and co-founder of Airgility

00:09

my name is Evandro Valente CTO and

00:12

co-founder of Airgility. Airgility builds AI

00:15

powered aerial robots for public safety

00:18

security and defense and the commercial

00:20

sector capable of both outdoor and

00:22

indoor autonomous self-directed flight

00:26

powered by Airgility's proprietary

00:29

operating system. Aerial robots can

00:31

operate independently in complex

00:32

environments leveraging artificial

00:35

intelligence and machine learning to

00:36

determine what they should do when they

00:39

should do it and how they should

00:40

complete the task. Airgility is curating

00:45

drilling platforms that do not rely on

00:47

human control or GPS information.

00:51

Airgility's unique technologies built upon

00:53

the fusion of multiple redundant sensors

00:55

mapping for obstacle avoidance and

00:58

autonomous flight planning.

Graphic: Indoor vision-based flight algorithm

01:02

Airgility's robots are highly differentiated and

01:04

robust making them ideal and practical

01:07

for complex commercial environments. We

01:10

hope you'll join us as Airgility takes off.

Second Video

Well, many of us watch the aftermath of terrorist attacks or natural disasters, and we feel helpless.

But a company on the University of Maryland campus saw an opportunity to transform the technology we all love to use for cool aerial pictures as a way to save lives. And Jess Arnold got a sneak peek.

It's difficult to prevent a mass casualty situation like a terrorist attack or a natural disaster, but a company born on the University of Maryland campus called Airgility thinks it can help save lives in the aftermath.

When I'm looking at something like that, what goes through my head is, oh, this problem can be solved. And how do we solve that problem?

The Airgility team says the solution starts at takeoff.

The idea behind it is to go into a mass casualty situation. It could be an earthquake. It could be like a fire, a collapse of a building, and be able to go inside that building before the first responders do. Don't put them in hazards way initially. So the idea of sending the drone flying around and being able to sense signs of human life through different techniques.

For example, by equipping thermal technology or vision-based technologies. And now as we endeavor into AI and the higher level algorithms, the vehicles can actually become smart.

The drone can sense as we approach and backs off without the pilot controlling it. And their drone is more sophisticated than the typical quad copter we're used to seeing.

We're able to orient our aircraft in many different configurations and also go a little further and faster than your average quad copter. So that allows us to do a much bigger range of missions.

The heart of every mission though, is helping humanity.

The Department of Homeland Security told me that they're really excited about the potential of this new technology. In just a couple of weeks Airgility, and some other companies, will join DHS and FEMA at a test site in Indiana to see how they can best design their drones like this one to help first responders. I'll have more info for you on WUSA9.com. Jess Arnold, WUSA9.

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